The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

October 6, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Amendment of Forecast for Financial Results of the 1st Half FY2005

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

10/06/05 9:50AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Tsukasa Tanigawa
Title: Joint General Manager

October 6, 2005

The Sumitomo Trust & Banking Co., Ltd.

Amendment of Forecast for Financial Results of the 1st Half FY2005

The Sumitomo Trust & Banking Co., Ltd. hereby announces that its forecast for the financial results of the 1st half fiscal year 2005 ending September 30, 2005 (hereinafter "1HFY2005") is amended as follows:

1. Amendment of Forecast for Financial Results of 1HFY2005 (For the period from Apr. 1, 2005 to Sep. 30, 2005)

	Billions of Yen			
	Consolidated		Non-consolidated	
	Net operating profit	Net income	Net operating profit	Net income
Previous forecast (A)	65.0	37.0	55.0	33.0
Amended forecast (B)	**80.0**	**50.0**	**70.0**	**45.0**
Change (B) - (A)	+15.0	+13.0	+15.0	+12.0
Change (%)	+23%	+35%	+27%	+36%

2. Reason for Amendment

The amendment of non-consolidated Net operating profit and Net income is mainly due to increase in net business profit and decrease in credit costs.

The amendment for consolidated Net operating profit and Net income is due to the same reason.

3. Forecast for Financial Results of the Full Fiscal Year 2005 (consolidated and non-consolidated)

The announcement of the amendment of the forecast for the financial results of the full fiscal year 2005 (consolidated and non-consolidated) is possible in November 2005 at the release of the financial results of 1HFY2005 subject to updated assumptions of business condition for the 2nd half of fiscal year 2005.

Forecasts and referential data are preliminary numbers, and are subject to change.

(Appendix – Referential Data)

1. Summary of Amended Forecast for Financial Results of 1HFY 2005

(Consolidated)	Billions of Yen		
	Previous forecast (A)	**Amended forecast (B)**	Change (B) - (A)
Net business profit before credit costs	80.0	**95.0**	+15.0
Net operating income	65.0	**80.0**	+15.0
Net income	37.0	**50.0**	+13.0

(Non consolidated)	Billions of Yen		
	Previous forecast (A)	**Amended forecast (B)**	Change (B) - (A)
Net business profit before credit costs (*)	70.0	**85.0**	+15.0
Credit costs (excl. Reversal of reserves) (a)	10.0	**10.0**	-
Net non-recurring profit	-5.0	**-5.0**	-
Net operating income	55.0	**70.0**	+15.0
Extraordinary income	-	**5.0**	+5.0
(Reversal of reserves)(b)	(-)	**(5.0)**	(+5.0)
Net income	33.0	**45.0**	+12.0
Total credit costs (a + b) (**)	10.0	**5.0**	-5.0
Dividend per share	6.0 JPY	**6.0 JPY**	-

(*) Net business profit before credit costs = Net business profit + Trust account credit costs + Net transfer to general reserve

(**) Total credit costs = Total amount of Trust account credit costs, Banking account credit costs and Reversal of reserves

2. BIS Capital Adequacy Ratio (at the end of September 2005)

(Consolidated)	Billions of Yen	
	March 2005	**September 2005 (Preliminary)**
BIS capital adequacy ratio	12.50%	**11.0 to 11.5%**
Tier 1 ratio	7.23%	**6.5 to 7.0%**
Total stockholders' equity	1,489.4	**1,520.0**
Tier 1	861.7	**920.0**
(Deferred tax assets to Tier 1)	9.3%	**Approximately 3%**
Total risk adjusted assets	11,914.8	**13,600.0**

3. Assets Classified under the Financial Reconstruction Law (at the end of September 2005)

(Non consolidated)	Billions of Yen	
	March 2005 (A)	**September 2005 (B) (Preliminary)**
Bankrupt and Practically Bankrupt	15.5	**40.0**
Doubtful	88.1	**20.0**
Substandard	80.6	**80.0**
Total (Ratio to total loan balance)	184.2 (1.8%)	**140.0** **(1.2%)**
Total loan balance	10,347.3	**11,400.0**
Special Mention excl. Substandard	350.4	**300.0**

Figures are those in Banking account and Trust account combined, after the partial direct write-off.

4. Net Unrealized Gains/ Losses of "Available-for-sale Securities" (at the end of September 2005)

(Non consolidated)	Billions of Yen	
	Unrealized gains and losses (after write-off)	
	March 2005	**September 2005 (Preliminary)**
Available-for-sale securities	192.5	**250.0**
(for stocks only)	(194.4)	**(250.0)**

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654